Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)

Union Pacific Corporation and Subsidiary Companies

Millions, Except for Ratios for the Nine Months Ended September 30,	2016	2015
Fixed charges:
Interest expense including amortization of debt discount	$524	$458
Portion of rentals representing an interest factor	64	70

Total fixed charges	$588	$528

Earnings available for fixed charges:
Net income	$3,089	$3,655
Equity earnings net of distributions	(57)	(44)
Income taxes	1,846	2,219
Fixed charges	588	528

Earnings available for fixed charges	$5,466	$6,358

Ratio of earnings to fixed charges	9.3	12.0